Exhibit 4.1

Use of Capital Supplemental Agreement

(Unofficial English Translation Solely for Convenience)

Capital Lender: Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”)

Capital Borrower: Fuwei Films (Shandong) Co., Ltd. (the “Fuwei Shandong”)

On April 2, 2014, Fuwei Shandong entered into a Use of Capital Agreement with Shandong SNTON pursuant to which the parties agreed that Shandong SNTON will provide Fuwei Shandong with a loan for a total amount of RMB105,000,000 to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. Fuwei Shandong has agreed to repay the said amount of RMB105,000,000 upon obtaining a loan from Bank of Communications Co., Ltd. or through other financing means.

Considering the unavailability of obtaining loans from banks or other financial institutions and the current financial status of Fuwei Shandong, the two parties entered into a Supplemental Agreement as set forth below:

1.	As of December 31, 2014, Fuwei Shandong shall repay the principle of this loan plus interest at a total amount of RMB110,476,600.
2.	Fuwei Shandong shall pay Shandong SNTON interest which shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China.
3.	Fuwei Shandong has agreed to repay the principle of this loan plus interest upon obtaining a loan from Bank of Communications Co., Ltd. or through other financing means.
4.	This agreement is in duplicates and each party holds one copy.

Shandong SNTON Optical Materials Technology Co., Ltd. (chop)

Fuwei Films (Shandong) Co., Ltd. (chop)

Date: March 9, 2015.